SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934


                Maui Land & Pineapple Company, Inc.
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                            -----------
                         (NAME OF ISSUER)

                    COMMON STOCK, NO PAR VALUE
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                            -----------
                  (TITLE OF CLASS OF SECURITIES)


                            577345-10-1
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                            -----------
               (CUSIP Number of Class of Securities)
                        Richard H. Cameron
                           P. O. Box 187
                        Kahului, HI  96732
                          (808) 877-3351

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                            -----------
       (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
              TO RECEIVE NOTICES AND COMMUNICATIONS)

                           June 25, 1999
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                            -----------
      (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule 13d-
1(e)(f) or (g), check the following box.   / /

1.  NAME OF REPORTING PERSON

     Richard H. Cameron

    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) /X/      (B) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

     00- (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

     -256,956-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

     -912,156-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

     -256,956-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

     -906,700-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -1,169,112-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.3%

14. TYPE OF REPORTING PERSON
    IN
1. NAME OF REPORTING PERSON

     Claire Cameron Sanford

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) /X/      (B) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

     00- (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

     -163,861-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

     -904,300-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

     -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

     -904,300-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -1,068,161-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.9%

14. TYPE OF REPORTING PERSON
     IN

1. NAME OF REPORTING PERSON

     Jared Baldwin Hoapili Sanford

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) /X/      (B) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

     00- (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

     -173,240-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

     -423,756-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

     -173,240-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

     -423,756-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -596,996-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.3%

14. TYPE OF REPORTING PERSON

     IN
1. NAME OF REPORTING PERSON

     Douglas B. Cameron

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) /X/      (B) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

     00- (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

     -266,261-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

     -423,756-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

     -266,261-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

     -423,756-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -690,017-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.6%

14. TYPE OF REPORTING PERSON

     IN
1. NAME OF REPORTING PERSON

     Allan G. Sanford Trust

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) /X/      (B) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

     00- (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

     -156,116-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

     -156,116-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

     -156,116-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

     -156,116-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -156,116-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.2%

14. TYPE OF REPORTING PERSON

     00

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
Item 1.  Security and Issuer

    This statement on Schedule 13D (the "Statement") relates to the shares of common stock, no par value ("Common Stock"), of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the
"Issuer"). The address of the Issuer's principal executive office is 120 Kane Street, Kahului, Hawaii 96732.

Item 2.  Identity and Background

a. This Schedule is filed on behalf of Richard H. Cameron, Claire
C. Cameron, Jared B.H. Sanford, Douglas B. Cameron and Mary C.
Sanford as Trustee of the Allan G. Sanford Trust (collectively,
"The Cameron Family Group").

     b. The business address of each of the persons identified in
Item 1(a) is c/o Maui Land & Pineapple Company, Inc., 120 Kane
Street, Kahului, Hawaii 96732.

     c. The principal occupation of Richard H. Cameron is publisher of Maui Publishing Company, Ltd. Mr. Cameron has also been a director of the Issuer since 1984. The principal occupation of Claire C. Sanford is co-owner of Top Dog Studio, a jewelry and metal sculpture business. Ms. Sanford has also been a director of the Issuer since March of 1999. The principal occupation of Jared B.H. Sanford is graduate student. The principal occupation of Douglas B. Cameron is community volunteer. Mary C. Sanford is retired and serves as a director emeritus of the Issuer.

     d. During the past five years, neither Richard H. Cameron, Claire C. Cameron, Jared B.H. Sanford, Douglas B. Cameron, Mary C. Sanford nor the Trust have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. During the past five years, neither Richard H. Cameron, Claire C. Cameron, Jared B.H. Sanford, Douglas B. Cameron, Mary C. Sanford nor the Trust have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     f. Richard H. Cameron, Claire C. Cameron, Jared B. H.
Sanford, Douglas B. Cameron and Mary C. Sanford are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

    This Schedule 13D is being filed to report that the members of the Cameron Family Group have entered into the Right of First Refusal Agreement described more fully in Item 6 hereof and does not relate to any acquisition of the Common Stock of the Issuer.


Item 4.  Purpose of Transaction

    The members of the Cameron Family Group acquired the Common Stock of the Issuer reported herein for investment purposes. This
Schedule 13D is being filed to report that the members of the Cameron Family Group have entered into the Right of First Refusal Agreement described more fully in Item 6 hereof and does not relate to any transaction by the members of the Cameron Family Group in the Common Stock of the Issuer.
  Apart from the foregoing, none of the members of the Cameron Family Group currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

     In the future, members of the Cameron Family Group may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the members of the Cameron Family Group may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer

     (a) The Cameron Family Group (the "Group") consists of Claire C. Sanford, Jared B. H. Sanford, Richard H. Cameron, Douglas B. Cameron and Mary C. Sanford as Trustee of the Allan G. Sanford Trust. Section A identifies shares of Common Stock of the Issuer owned individually by each member of the Group. Section B identifies shares owned by Mary C. Sanford in her individual capacity or by entities for which members of the Group serve as trustees, general partners or directors. Such entities are listed because group members holding such positions and/or the Group may, due to such positions, be deemed under Section 13 to share beneficial ownership of shares held by such entities. Inclusion herein of such entities does not mean or imply that such entities themselves constitute Group members.

        The total number of shares beneficially owned by members of the Group, including shares held by the persons and entities listed in Part B, is 2,527,870 shares, or 35.1% of the Issuer's outstanding common stock.

A. GROUP MEMBERS                                Shares Held

The following individuals hold sole voting and dispositive power with respect to shares listed below, except as indicated below.

     Claire C. Sanford                            163,861
     (daughter of Mary C. Sanford)

     Jared B. H. Sanford                          173,240
     (son of Mary C. Sanford)

     Richard H. Cameron(1)(2)                     257,612

        (a)    Jyl D. S. Cameron                    2,000
               (wife; not a Cameron Family Group member)(Note B)

        (b)    Jyl D. S. Cameron as Custodian         400
               for Summer Cameron (daughter) (Note B)

        (c)    Richard H. Cameron as Custodian      1,600
               for Summer Cameron (daughter)

        (d)    Richard H. Cameron as Custodian      1,600
               for Julia Cameron (daughter)

        (e)    Richard H. Cameron as Custodian      1,600
               for Mara Cameron (daughter)

     Douglas B. Cameron                           266,261



     Allan G. Sanford Trust                       156,116

          Trustee is Mary C. Sanford.

     Trust beneficiaries are Claire C. Sanford, and Jared B. H. Sanford.


B. RELATED PERSONS AND ENTITIES                        Shares Held

The following persons or entities are record holders of the shares listed below but are not parties to the Right of First Refusal Agreement described more fully in Item 6 below and therefore are not deemed part of the Cameron Family Group for purposes of this filing.

     Mary C. Sanford (including shares                 599,280
     held as Trustee of the Mary C.
     Sanford Trust and excluding
     shares held as Trustee of the
     Allan G. Sanford Trust)

     J. Walter Cameron Trust                           81,440

          Mary C. Sanford, Claire C. Sanford,
          Richard H. Cameron and Pacific Century
          Trust are 4 of 5 trustees.

     Mary C. Sanford, Richard H. Cameron and
     Douglas B. Cameron are 3 of 5
     beneficiaries.


     Cameron Family Partnership                        399,104

          A limited partnership of which Mary C.
          Sanford, Claire C. Sanford and Richard H.
          Cameron are 3 of 4 general partners.


     Maui Publishing Company, Ltd.                      423,756

          Mary C. Sanford, Claire C. Sanford, Jared
          B. Sanford, Richard H. Cameron and Douglas
          B. Cameron (5) serve on the 10-member board of directors of Maui Publishing Company, Ltd.

          Mary C. Sanford is the chairman and
          president, and Richard H. Cameron is the publisher and vice president, of that company. Members of The Cameron Family
          Group are controlling shareholders of
          Maui Publishing Company, Ltd.


(1) The amount listed for Richard H. Cameron includes 5,456 shares allocated to his account in the Maui Land & Pineapple Company, Inc.
     Employee Stock ownership Plan (the "ESOP"), which holds 523,288 shares of ML&P's common stock. Mr. Cameron holds shared voting power with respect to shares allocated to his ESOP account. The ESOP administrative committee holds dispositive power with respect to shares held by the ESOP.

(2) Richard H. Cameron may be deemed to share voting and dispositive power with respect to the shares held by Jyl D. S. Cameron.


     c. None of the members of the Cameron Family Group has effected any transactions in the Issuer's Common Stock within the past 60 days.

     d. Except as set forth above, no person or entity other than the member of the Cameron Family Group has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock beneficially owned by the members of the Cameron Family Group.

     e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Richard H. Cameron, Claire C. Sanford, Jared B.H. Sanford, Douglas B. Cameron and Mary C. Sanford as Trustee of the Allan G. Sanford Trust (collectively, the "Cameron Family Group") entered into a Right of First Refusal Agreement with Stephen M. Case on June 25, 1999. Pursuant to this agreement, shares of Common Stock of the Issuer which are owned and hereafter acquired by the Cameron Family Group, which now totals 1,011,624 shares, will be subject to a right of first refusal by Stephen M. Case in certain instances. An equal number of shares of Common Stock hereafter acquired by Stephen M. Case will be subject to a right of first refusal by the Cameron Family Group in certain instances.

     The agreement provides that before selling any shares to a third party in a privately negotiated transaction or through the open market, the person desiring to sell the shares shall first offer to sell the shares to the other party at the price and upon the terms offered by the third party or, in the case of an open market sale, at a price equal to the volume-weighted average sales price of the Corporation's common stock over the preceding 180 days.

     The Cameron Family Group entered into the Right of First Refusal Agreement in order to accommodate the request made by Stephen M. Case for a mutual right of first refusal in connection with Mr. Case's proposal to acquire 2,962,036 shares of the Common Stock of the Issuer owned by the Harry Weinberg Family Foundation, Inc. and certain related parties, which shares constitute approximately 41.2% of the outstanding Common Stock of the Issuer. The agreement does not grant either party any voting or investment power over the other party's shares. Each party retains all voting rights and rights to distributions and dividends as to all of the shares that they own respectively, unless and until the shares are tendered and sold to the other party pursuant to the agreement. Each party retains full beneficial ownership of his or her shares and no beneficial ownership rights are being transferred or granted to the other party.

     As of the date of this Schedule, no member of the Cameron Family Group is a party to any other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

Right of First Refusal Agreement dated June 25, 1999 between
Richard H. Cameron, Claire C. Sanford, Jared B. H. Sanford,
Douglas B. Sanford and Mary C. Sanford as Trustee of the Allan G.
Sanford Trust and Stephen M. Case.

                           EXHIBIT INDEX

     Exhibit 1

          Right of First Refusal Agreement dated June 25, 1999 between Richard H. Cameron, Claire C. Sanford, Jared B.
          H. Sanford and Mary C. Sanford as Trustee of the Allan
          G. Sanford Trust and Stephen M. Case.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                July 6,1999
                                                   (Date)

                                            /S/ RICHARD H.CAMERON
                                                  (Signature)

                                               Richard H.Cameron
                                                    (Name)


                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    July 6,1999
                                                        (Date)


                                               /S/ CLAIRE CAMERON SANFORD
                                                    (Signature)

                                                  Claire Cameron Sanford
                                                        (Name)


                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  July 6,1999
                                                     (Date)

                                              /S/ JARED B. H.SANFORD
                                                   (Signature)

                                            Jared Baldwin Hoapili Sanford
                                                       (Name)



                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               July 6TH,1999
                                                   (Date)

                                           /S/ DOUGLAS B.CAMERON
                                                (Signature)

                                             Douglas B. Cameron
                                                   (Name)


                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                July 6, 1999
                                                   (Date)



                                            Allan G.Sanford Trust
                                        --------------------------
                                             (Name of Trust)

                                           /S/ MARY C.SANFORD
                                        --------------------------
                                                (Signature)

                                             Mary C.Sanford
                                        --------------------------
                                                  (Name)


                                                 Trustee
                                       --------------------------
                                                  (Title)

                            EXHBIBIT 1


                 RIGHT OF FIRST REFUSAL AGREEMENT


     THIS AGREEMENT is made this 25th day of June, 1999, between Richard H. Cameron, Claire C. Sanford, Jared B. H. Sanford,
Douglas B. Cameron, and Mary C. Sanford, as Trustee of the Allan
G. Sanford Trust (collectively, the "Cameron Family
Stockholders"), and Stephen M. Case.

                         R E C I T A L S:

     A. The Cameron Family Stockholders own certain shares of common stock of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the "Corporation"), as set forth in Exhibit A attached hereto.

     B. Stephen M. Case ("SMC") intends to make an offer to purchase all or a substantial portion of the shares of common stock of the Corporation owned by the Harry Weinberg Family Foundation, Inc. ("HWFF"), which represents approximately 37% of the common stock of the Corporation.

     C. SMC has requested that the Cameron Family Stockholders enter into this Agreement, providing for a mutual right of first refusal as to the shares of the Corporation's common stock now owned or hereafter acquired by the Cameron Family Stockholders and an equal number of the shares of the Corporation's common stock hereafter acquired by SMC (the "Shares").

     D. The Cameron Family Stockholders and SMC are willing to grant each other a right of first refusal as to an equal number of their respective shareholdings on the terms set forth below.

     NOW, THEREFORE, the Cameron Family Stockholders and SMC
(collectively, the "Stockholders") agree as follows:

                             ARTICLE I
                       RESTRICTIONS ON STOCK

     1.1 Transfer Restrictions. No Stockholder shall sell, assign, encumber, pledge, transfer or otherwise dispose of any of the Shares now owned or hereafter acquired by the Stockholder without first complying with the provisions of this Agreement.
Any transfer or purported transfer in contravention of this Agreement shall be null and void. The purported transferee shall have no rights or standing as a stockholder of the Corporation and shall not be entitled to receive a new stock certificate or any dividends or other distributions on or with respect to the Shares.

     1.2 Legend. Within ten (10) days after the receipt of notice from SMC that he has purchased all or a substantial portion of the shares of common stock held by HWFF (the "Closing"), the Stockholders shall surrender their certificates to the Secretary of the Corporation, who shall inscribe the following legend thereon (in addition to the legend required under applicable state and federal securities laws) and on all certificates issued hereafter:

          The shares of stock represented by this certificate are transferable only upon compliance with the provisions of that certain Right of First Refusal Agreement dated June 25, 1999, among certain stockholders, a copy of which may be inspected at the principal office of the Corporation, and all provisions of that agreement are incorporated by reference in this certificate.

     A copy of this Agreement shall be delivered to the Secretary of the Corporation and shall be made available to any person making inquiry about this Agreement. For purposes of this Agreement, the term "substantial portion of the shares held by HWFF" shall mean not less than 25% of the outstanding shares of common stock of the Corporation.

     1.3 Selling Window. No Stockholder shall sell any Shares through the open market ("Open Market Sale) except during a Selling Window in a Brokers Transaction and only after first complying with the terms of this Agreement. For purposes of this Agreement, the term "Selling Window" shall mean a period of twenty one (21) days commencing on the next business day in which the major stock exchanges are open for trading after the Corporation publicly announces its quarterly or annual earnings. The term "Brokers Transaction" shall mean "brokers transactions" within the meaning of section 4(4) of the Securities Act of 1933, and Rule 144(g) promulgated by the Securities and Exchange Commission, as amended, and transactions directly with a "market maker" as that term is defined in section 3(a)(38) of the Securities Act of 1934, as amended.

                            ARTICLE II
                      RIGHT OF FIRST REFUSAL

     2.1  Right of First Refusal as to Cameron Family Stockholder
Shares.

          (a) Except as expressly permitted herein, each Cameron Family Stockholder agrees not to sell, transfer or otherwise dispose of any Shares, including an involuntary transfer or transfer by operation of law or court decree, without first offering such Shares to Stephen M. Case ("SMC") under the terms and procedures set forth below.

          (b) Any Cameron Family Stockholder desiring to sell or dispose of any Shares (the "Offering Stockholder") shall give written notice to SMC (the "Offer Notice") of his, her or their intention to sell or otherwise dispose of such Shares (the "Offered Shares"). The Offer Notice shall state the name of the Offering Stockholder, the number of Offered Shares and the proposed manner of sale.

          If the Offering Stockholder intends to sell the Offered Shares through an Open Market Sale in an upcoming Selling Window (the "Next Selling Window"), the Offer Notice shall set forth the weighted average sale price of all shares of the Corporation's common stock sold during the one hundred and eighty (180) days immediately preceding the date of the Offer Notice (the "Offer Price"), and shall be delivered to SMC not less than thirty (30) days and not more than sixty (60) days prior to the Next Selling Window. For purposes of this Agreement, the "weighted average sale price" shall be based upon the average of the high and the low sale price on each day multiplied by the volume of shares traded on such day.

          If the Offering Stockholder intends to sell or otherwise dispose of the Offered Shares in a transaction other than an Open Market Sale (a "Private Sale"), the Offer Notice shall state the bona fide price or other consideration per share, the terms upon which the disposition shall be made, and the name of the person to whom such disposition is to be made. The Offer Notice shall be accompanied by copies of any documents relating to the proposed Private Sale.

          (c) The Offer Notice, when delivered to SMC, shall constitute an offer by the Offering Stockholder to sell all (but not less than all) of the Offered Shares to SMC (i) in the case of a proposed Open Market Sale, at the Offer Price, with the purchase price to be paid in cash within fifteen (15) days of the date of acceptance of the offer, or (ii) in the case of a proposed Private Sale, at the price and upon terms stated in the Offer Notice, provided that the closing of the sale shall occur no earlier than sixty (60) days after the date of acceptance of the offer unless otherwise agreed by the parties.

          (d) SMC shall have thirty (30) days from the date of delivery of the Offer Notice (the" Offer Period") to accept or reject the offer to purchase all (and not less than all) of the Offered Shares by delivering written notice of such acceptance or rejection to the Offering Stockholder within the Offer Period.

          (e)  If SMC rejects or fails to deliver to the Offering
Stockholder written notice of acceptance of the offer to purchase all (and not less than all) of the Offered Shares within the Offer Period, the Offering Stockholder shall be authorized to:

               (i) in the case of an Open Market Sale, sell the Offered Shares through the open market in one or more brokers or market maker transactions during the Next Selling Window, or

               (ii) in the case of a Private Sale, transfer such Shares to the transferee named in the Offer Notice at the price and upon terms no more favorable to the transferee than those described in the Offer Notice, within one hundred twenty (120) days from the date of delivery of the Offer Notice.

Upon completion of such sale or transfer, the transferee shall own the Offered Shares free and clear of this Agreement and shall not be entitled to any of the rights provided under, and shall not be bound by any of the obligations imposed by, this Agreement.

          If such sale or transfer is not completed within the Next Selling Window or said 120-day period, as the case may be, a new Offer Notice must be given in accordance with Section 2.1(b) before the Offering Stockholder may sell or otherwise dispose of the Offered Shares.

          (f) If SMC accepts the offer to purchase all (and not less than all) of the Offered Shares within the Offer Period, and the purchase of the Offered Shares would trigger the shareholder approval requirement of the Hawaii Control Share Acquisition Act, Hawaii Revised Statutes 415-171 and 15-172 (the "CSA"), the closing of the purchase of the Offered Shares shall be subject to and conditioned upon compliance with the CSA and obtaining the requisite shareholder approval, if required by law.

          (g) Notwithstanding anything herein to the contrary, SMC's right of first refusal shall only apply to that number of Shares held by the Cameron Family Stockholders which is equal to the number of Shares held by SMC as of the date of the Offer Notice. For example, if SMC holds 1,000,000 Shares as of the date of the Offer Notice, only the first 1,000,000 Shares to be sold by the Cameron Family Stockholders shall be subject to SMC's right of first refusal, and the Cameron Family Stockholders shall be authorized to transfer any Shares in excess of that amount without complying with the terms of this Agreement.

     2.2  Right of First Refusal as to SMC Shares.

          (a) Except as expressly permitted herein, SMC agrees not to sell, transfer or otherwise dispose of any Shares, including an involuntary transfer or transfer by operation of law or court decree, without first offering such Shares to the Cameron Family Stockholders under the terms and procedures set forth below.

          (b) If SMC desires to sell or dispose of any Shares, SMC shall give written notice to the Cameron Family Stockholders (the "SMC Offer Notice") of his intention to sell or otherwise dispose of such Shares (the "SMC Offered Shares"). The SMC Offer Notice shall state the number of SMC Offered Shares and the proposed manner of sale.

          If SMC intends to sell the SMC Offered Shares through an Open Market Sale during the Next Selling Window, the SMC Offer Notice shall set forth the weighted average sale price of all shares of the Corporation's common stock sold during the one hundred and eighty (180) days immediately preceding the date of the SMC Offer Notice (the "SMC Offer Price") and shall be delivered to the Cameron Family Stockholders not less than thirty
(30) days and not more than sixty (60) days prior to the Next
Selling Window.

          If SMC intends to sell or otherwise dispose of the Offered Shares through a Private Sale, the SMC Offer Notice shall state the bona fide price or other consideration per share, the terms upon which the disposition shall be made, and the name of the person to whom such disposition is to be made. The SMC Offer Notice shall be accompanied by copies of any documents relating to the proposed Private Sale.

          (c) The SMC Offer Notice, when delivered to the Cameron Family Stockholders, shall constitute an offer by SMC to sell all (but not less than all) of the SMC Offered Shares to the Cameron Family Stockholders (i) in the case of a proposed Open Market Sale, at the SMC Offer Price, with the purchase price to be paid in cash within fifteen (15) days of the date of acceptance of the offer, (ii) in the case of a proposed Private Sale, at the price and upon terms stated in the SMC Offer Notice, provided that the closing of the sale shall occur no earlier than sixty (60) days after the date of acceptance of the offer unless otherwise agreed by the parties.

          (d)  The Cameron Family Stockholders shall have thirty
(30) days from the date of delivery of the SMC Offer Notice (the" SMC Offer Period") to accept or reject the offer to purchase all (and not less than all) of the SMC Offered Shares by delivering written notice of such acceptance or rejection to SMC within the SMC Offer Period.

          As between the Cameron Family Stockholders, each Cameron Family Stockholder shall be entitled to purchase a pro rata portion of the SMC Offered Shares based on the ratio of the number of Shares he or she then owns to the total number of Shares then owned by all of the Cameron Family Stockholders. If any of the Cameron Family Stockholders does not elect to purchase his or her pro rata portion of the SMC Offered Shares within fifteen (15) days of the date of delivery of the SMC Offer Notice, such portion shall then be available for purchase by the other Cameron Family Stockholders so electing on a pro rata basis.

          (e) If the Cameron Family Stockholders reject or fail to deliver to SMC written notice of acceptance of the offer to purchase all (and not less than all) of the SMC Offered Shares within the SMC Offer Period, SMC shall be authorized to:

               (i) in the case of an Open Market Sale, sell the SMC Offered Shares through the open market in one or more brokers or market maker transactions during the next Selling
     Window, or

               (ii) in the case of a Private Sale, transfer the SMC Offered Shares to the transferee named in the SMC Offer Notice at the price and upon terms no more favorable to the transferee than those described in the SMC Offer Notice, within one hundred twenty (120) days from the date of delivery of the SMC Offer Notice.

Upon completion of such sale or transfer, the transferee shall own the Offered Shares free and clear of this Agreement and shall not be entitled to any of the rights provided under, and shall not be bound by any of the obligations imposed by, this Agreement.

          If such sale or transfer is not completed within the Next Selling Window or said 120-day period, as provided above, a new SMC Offer Notice must be given in accordance with Section 2.1(b) before SMC may sell or otherwise dispose of the SMC Offered Shares.

          (f) If the Cameron Family Stockholders accept the offer to purchase all (and not less than all) of the SMC Offered Shares within the SMC Offer Period, and the purchase of the SMC Offered Shares would trigger the shareholder approval requirement of the Hawaii Control Share Acquisition Act, Hawaii Revised Statutes 415-171 and 415-172 (the "CSA"), the closing of the purchase of the SMC Offered Shares shall be subject to and conditioned upon compliance with the CSA and obtaining the requisite shareholder approval, if required by law.

          (g) Notwithstanding anything herein to the contrary, the Cameron Family Stockholders' right of first refusal shall only apply to that number of Shares held by SMC which is equal to the number of Shares held by the Cameron Family Stockholders as of the date of the SMC Offer Notice. For example, if the Cameron Family Stockholders hold 1,000,000 Shares as of the date of the SMC Offer Notice, only the first 1,000,000 Shares to be sold by SMC shall be subject to the Cameron Family Stockholder's right of first refusal, and SMC shall be authorized to transfer any Shares in excess of that amount without complying with the terms of this Agreement.

     2.3  Enforcement.   Time shall be of the essence in
consummating the transfer of Shares pursuant to this Article II. The Cameron Family Stockholders and SMC shall each have the right to seek specific performance to enforce the provisions of this
Article II, in addition to such rights and remedies as they may have in law or equity.

     2.4 Indirect Transfers. Any indirect transfers of Shares, including without limitation, the sale or transfer of a majority of the shares of a corporation holding Shares or the sale of a majority of the interests of a partnership or limited liability company holding Shares, merger or consolidation of an entity holding shares, shall be deemed a transfer of Shares for purposes of this Article II.

     2.5  Stock Dividends, Splits and Recapitalizations.  This
Agreement shall apply to any shares issued or received by the Stockholders from the Corporation through a stock dividend, stock split, recapitalization or similar transaction.

                            ARTICLE III
                        PERMITTED TRANSFERS

     3.1  Permitted Transfers.  The following transfers
(collectively, "Permitted Transfers") shall be exempt from the restrictions described in Sections 2.1 and 2.2, provided that the transferee shall first agree in writing to be bound by the terms of this Agreement:

          (a) Any transfer of Shares by a Stockholder to that Stockholder's revocable intervivos trust ("Living Trust"); provided that (a) the Stockholder retains the right to revoke the Living Trust, is the sole trustee or cotrustee of the Living Trust (or retains the right to direct the trustee), and is a lifetime beneficiary of the Living Trust, (b) the trustee of the Living Trust agrees in writing to be bound by the terms of this Agreement, and (c) the beneficiaries of the Living Trust following the death of the Stockholder are all members of the Stockholder's immediate family and their respective spouses or lineal descendants.

          (b) Any transfer of Shares between the Stockholders, the members of their immediate family and their respective estates, personal representatives, spouses and lineal descendants.

          (c) Any transfer of Shares approved by all of the Stockholders.

          (d) Any transfer of Shares between members of the Cameron Family or between members of the Cameron Family and any corporation, partnership, trust, or limited liability company which is majority owned and controlled by members of the Cameron Family, including without limitation the Allan G. Sanford Trust, of which Mary C. Sanford is the trustee; the Cameron Family Partnership, whose general partners are Mary C. Sanford, Richard
H. Cameron, Claire C. Sanford and Frances E.C. Ort; the J. Walter Cameron Trust, of which Mary C. Sanford, Richard H. Cameron, Margaret A.C. Alvidrez, Claire C. Sanford and Pacific Century Trust are co-trustees; and Maui Publishing Company, Ltd.

          (e)  Any transfer of Shares between members of the Case
Family or between members of the Case Family and any corporation, partnership, trust, or limited liability company which is majority owned and controlled by members of the Case Family.

          (f) Any pledge of Shares to Bank of Hawaii or First Hawaiian Bank (the "Lender") to secure a loan to one or more Cameron Family Stockholders or to SMC, and any sale of the pledged Shares by the Lender pursuant to its power of sale under the pledge agreement.

     3.2 Cameron Family. For purposes of this Agreement, the term "Cameron Family" shall include Mary C. Sanford, Richard H. Cameron, Claire C. Sanford, Jared B. H. Sanford, Douglas B. Cameron, Margaret A.C. Alvidrez, Frances E.C. Ort, the members of their immediate families, and their respective spouses and lineal descendants.

     3.3  Case Family.  For purposes of this Agreement, the term
"Case Family" shall include Stephen M. Case, the members of his immediate family, and their respective spouses and lineal descendants.

     3.4 Permitted Transferees Subject To Terms Of This Agreement. Any Shares transferred through a Permitted Transfer pursuant to this Article III shall remain subject to the terms of this Agreement, and no transfer of Shares pursuant to this Article III shall be effective unless the transferee agrees in writing to be bound by the terms of this Agreement as to the Shares transferred through the Permitted Transfer.

                            ARTICLE IV
                            TERMINATION

     4.1 Termination of Agreement. This Agreement shall terminate on the occurrence of any of the following events:

          (a)  Cessation of the Corporation's business;

          (b)  Bankruptcy, receivership, or dissolution of the Corporation;
              or

          (c) The voluntary agreement in writing of all Stockholders who are then bound by the terms hereof.

          (d) SMC elects to terminate his negotiations for the purchase of the shares held by HWFF by delivery of written notice of such termination to the Cameron Family Stockholders.

          (e)  If SMC does not enter into a binding agreement within sixty
              (60) days of the date hereof to purchase all or a substantial portion of the shares of common stock of the Corporation owned by HWFF, or SMC does not purchase all or a substantial portion of the shares of common stock of the Corporation owned by HWFF within one hundred eighty (180) days of the date hereof, the Cameron Family Stockholders elect to terminate this Agreement by delivery of written notice of such termination to SMC.

          (f) The proposed acquisition by SMC of all or a substantial portion of the shares of common stock of the Corporation owned by HWFF is not approved by the Corporation's shareholders in accordance with the CSA at a meeting called for such purpose.

                             ARTICLE V
                           MISCELLANEOUS

     5.1 Amendment of Agreement. This Agreement shall not be modified or amended except by a writing signed by each Stockholder and by an officer duly authorized to act upon behalf of the Corporation.

     5.2 Notices. All notices, requests, demands and other communications permitted or required hereunder shall be in writing, and either (i) delivered in person, (ii) sent by express mail or other overnight delivery service providing receipt of delivery, (iii) mailed by certified or registered mail, postage prepaid, return receipt requested or (iv) sent by telex, telegraph or other facsimile transmission; and such notices shall be addressed: (i) if to the Corporation, to the principal office of the Corporation; and (ii) if to a Stockholder, to the address of the Stockholder as reflected in the stock records of the Corporation. Any such notice or communication, if given or made by prepaid, registered or certified mail or by recorded express delivery, shall be deemed to have been made when actually received, but not later than five (5) business days after the same was posted or given to such express delivery service, and if made properly by telex, telecopy or other facsimile transmission such notice or communication shall be deemed to have been made at the time of dispatch.

     5.3 Severability. If any provision of this Agreement is held invalid or unenforceable, the validity and enforceability of the other provisions of this Agreement will remain unaffected.

     5.4 Integration. This writing is intended by the parties as a final expression of their agreement and is intended also as a complete and exclusive statement of the terms of their agreement.

     5.5 Incorporation by Reference. All exhibits and documents referred to in this Agreement shall be deemed incorporated herein by any reference thereto as if fully set forth herein.

     5.6 Headings and Captions. Subject headings and captions are included for convenience purposes only and shall not affect the interpretation of this Agreement.

     5.7 Gender and Pronouns. Throughout this Agreement, the masculine shall include the feminine and neuter and the singular shall include the plural and vice versa as the context requires.

     5.8 Waiver. No waiver of a breach or violation of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach or limit or restrict any right or remedy otherwise available.

     5.9 Counterparts. This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     5.10 Legal Fees. In the event any party to this Agreement shall employ legal counsel to protect its rights hereunder or to enforce any term or provision hereof, the party prevailing in any such action shall have the right to recover from the other party all of its reasonable attorneys' fees and expenses incurred in relation to such claims.

     5.11 Governing Law. This Agreement is governed by and shall be construed in accordance with the laws of the State of Hawaii.

     5.12 Mediation and Arbitration. In the event a dispute arises between the parties hereto regarding the application, interpretation or enforcement of any provision of this Agreement, the dispute may, at the option of any party, be submitted for mediation between the parties involved in the dispute with a mutually acceptable third party to act as mediator. If the dispute cannot be resolved within ten (10) business days after commencement of the mediation process or if no party desires to submit the matter to mediation, the dispute may, at the option of any party, be resolved by arbitration pursuant to the rules of arbitration of the American Arbitration Association then in effect. The request for arbitration shall be in writing and delivered to the other parties hereto, and shall set forth in detail the claims to be arbitrated, the amount involved, if any, and the remedy sought. At the request of any party, such arbitration shall be conducted in an expedited manner so that a final decision shall be made by the arbitrators as quickly as possible and in any event not more than sixty (60) days after the request for arbitration was first made. Except as otherwise agreed by the parties involved, a single arbitrator shall be designated by the American Arbitration Association. The decision of the arbitrator shall be final and binding and may be enforced in any court of competent jurisdiction. All proceedings before the arbitrator shall be held in Honolulu, Hawaii. The non-prevailing party as determined by the arbitrator shall pay the costs and expenses of the prevailing party or parties, including reasonable attorney's fees and the arbitrator's costs and fees; provided, however, if the arbitrator decides that neither party is the prevailing party, each party involved in the dispute shall bear his or her own costs and expenses and prorata share of the arbitrator's costs and fees.

     5.13 Binding on Successors and Assigns. This Agreement shall be binding on the parties to this Agreement and their respective heirs, legal representatives, successors and permitted assigns.

     5.14 No Assignment. The rights provided under this Agreement may not be assigned by any party to any person, except in connection with a Permitted Transfer, and only if the transferee shall first agree in writing to be bound by the terms of this Agreement. Any assignment or purported assignment in contravention of this Agreement shall be null and void. The purported assignee shall have no rights under this Agreement.

     IN WITNESS WHEREOF, the undersigned have executed this Right of First Refusal Agreement this 25th day of June, 1999.


                              /s/ Stephen M. Case
                              STEPHEN M. CASE

                              /s/ Richard H. Cameron
                              RICHARD H. CAMERO

                              /s/ Claire C. Sanford
                              CLAIRE C. SANFORD

                              /s/ Jared B. H. Sanford
                              JARED B. H. SANFORD

                              /s/ Douglas B. Cameron
                              DOUGLAS B. CAMERON

                              /s/ Mary C. Sanford
                              MARY C. SANFORD, TRUSTEE OF THE
                              ALLAN G. SANFORD TRUST


                             EXHIBIT A

                          STOCKHOLDERS OF
                MAUI LAND & PINEAPPLE COMPANY, INC.




Name of Stockholder                     No. of Shares


Claire C. Sanford                       163,861

Jared B. H. Sanford                     173,240

Richard H. Cameron                      252,156

Douglas B. Cameron                      266,262

Allan G. Sanford Trust                  156,116


Total                                 1,011,635